希慎興業有限公司
Hysan Development Company Limited

Hysan 希慎

The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5130
Direct Fax : 2577 5219
E-mail : terese.wong@hysan.com.hk

Our Ref : SEC/TW/USSEC/L111-08cc/sal
Your Ref :

18 April 2008

Exemption No. 82-1617

BY AIR MAIL

SUPPL

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA
Mailstop: 3-2

Dear Sirs,

Hysan Development Company Limited (the "Company"), Exemption No. 82-1617 - Notice of Closure of Register of Members

We, a company incorporated in Hong Kong, furnish a copy of the subject notice dated 17 April 2008 published on the website of the Company at www.hysan.com.hk and the designated issuer website of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk for your records.

Yours faithfully,
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Terese Wong
Head of Legal & Secretarial Services

Enc.

TW/PW

dlw 5/8

Hysan 希慎

Hysan Development Company Limited

希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)

(Stock Code：00014)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given pursuant to section 99 of the Companies Ordinance that the register of members of the Company will be closed from Friday, 9 May 2008 to Wednesday, 14 May 2008, both dates inclusive, for the purpose of determining shareholders' entitlements to the proposed final dividend and during which period no transfers of shares will be registered. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Thursday, 8 May 2008. The proposed final dividend, which is subject to shareholders approval, will be paid to shareholders whose names appear on the register of members on Wednesday, 14 May 2008 and the payment date will be on or about Wednesday, 18 June 2008.

Definitions

Unless the context otherwise requires, capitalised terms used in this notice shall have the following meanings:

"Company"	Hysan Development Company Limited, a company incorporated in Hong Kong with limited liability;
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong;
"Directors"	the directors from time to time of the Company; and
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China.

On behalf of the Board
Wendy Wen Yee Yung
Executive Director and Company Secretary

Hong Kong, 17 April 2008

As at the date of this notice, the board of Directors comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh, Fa-kuang Hu and Tom Behrens-Sorensen; (Non-executive Directors) Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Directors) Pauline Wah Ling Yu Wong, Ricky Tin For Tsang and Wendy Wen Yee Yung.

Please also refer to the published version of this notice in South China Morning Post – Business.

END